Form FWP / Filed pursuant to Rule 433
Registration Statement No. 333-207222

Form FWP / Filed pursuant to Rule 433
Registration Statement No. 333-207222



CUNA MUTUAL GROUP

MEMBERS Life Insurance Company

MEMBERS™

Insurance & Investments

MHA-1447797

1-0316-0418



MEMBERS® HORIZON

Product Guide



Explore new possibilities for diversified investing



Market volatility: Responding with diversification *and* downside protection

Stocks surge then retreat. Geopolitical events create anxiety one day and optimism the next. Economic news favors small companies, then large. Real estate prices seem steady, then begin to fall. The technology sector sees meteoric rises and steep declines. Bonds chug and churn.

Welcome to the new normal of volatility. It's here to stay.

Still, most investors believe long-term exposure to the market continues to offer the best chance for growth. But that journey isn't just a little bumpy anymore—it's bone-shaking.

This leaves investors with big questions about the future:

- **Can I build a diversified portfolio to fuel market-powered growth?**
- **Can I set a floor on loss for part (or even most) of my investment?**
- **Can it all be easy and convenient?**

MEMBERS® Horizon is a variable annuity contract that lets you diversify for higher growth potential and set a personal limit on loss for a portion of your money—all in one place.

With MEMBERS® Horizon, you choose from a wide range of investment options aligned with your risk tolerance and financial goals. Then you decide how much of your money to protect from market risk and the exact level of that protection. The result? A highly personalized investment strategy built to help you stay in the market, ride out volatility and expand your horizon.



In order to *gain* from the market, you have to *be* in the market

We all have a tendency to worry when our investments take a turn for the worse. And if markets plunge, we may even panic. We sell too late—after prices have already dropped. Then, we're reluctant to get back in—and usually miss the recovery. It's human nature.

Our rational minds tell us that investing for the long-term is a better way to go. But a buy-and-hold strategy means riding out extended periods of volatility. Along the way, buy-and-hold sometimes feels like buy-and-hope.

With MEMBERS® Horizon, you can expand your approach to capture growth but also limit downside risk. Part of your money may be diversified across a range of asset classes and nearly 50 variable funds. The other part may be invested in index-linked accounts where you set a limit on loss. The result is flexibility to invest the way you want…and the confidence to stay in the market.

The building blocks of a Horizon portfolio

Variable. You decide what percentage of your money is fully exposed to the market and how it's invested. You and your advisor can work together to choose a mix of equity, fixed income and specialty funds that fits your risk tolerance and investment style.

Risk control. Any remaining percentage is invested in accounts linked to a market index—S&P 500, MSCI EAFE or both—where you establish limits on loss. With this portion, you set your own performance zone of gain and loss on the dollars linked to each index. If you're a more aggressive investor, you can widen that zone. If you'd rather play it safe, narrow it. The decision is yours.

When you:

Diversify your money + Protect a portion

- **Volatility can be easier to tolerate**
- **You may stay in the market longer**

In 2015, the 20-year annualized return for the average equity mutual fund investor was **4.67%**. The S&P 500 Index over the same 20 years was **8.19%**. The potential to capture that extra **3.52%** per year is why you need to stay in the market.[1]

[1] *DALBAR's 22nd Annual Quantitative Analysis of Investor Behavior, 2016.*



Horizon's variable side: Market-driven growth potential

The variable side of Horizon gives you the freedom to diversify among a wide variety of funds from different asset classes. Over time, that diversification could help reduce the overall volatility of your portfolio and provide greater opportunities for growth.[1] Your advisor can help you choose funds from these asset classes:

Money market. Considered a cash investment, money market funds provide stability in exchange for lower returns.

Allocation. These investments provide their own mix of asset classes using a variety of stock, bond and cash securities. Allocation funds offer convenience and built-in risk management aligned with specific investment objectives.

Bond. With fixed income investments, your money is essentially loaned to a company or government entity that pays interest over time. Bond funds may be classified by duration, credit rating or location. They are typically less volatile than stocks, but can yield lower returns as a result. Most bond funds are subject to interest rate risk, which means if interest rates go up, fund values go down.

U.S. stock. Equities offer a way to invest in domestic companies for shares of their profits—or losses. Stock funds are typically categorized based on company size, sector or their focus on growth or value. U.S. equities deliver a diverse range of options for every style of investor. They have proven to be a strong source of long-term growth, but can be volatile over shorter periods.[2]

International stock. These funds invest in companies and markets outside of the U.S. They may concentrate on developed economies or on newly emerging markets. While global equity investments can help diversify your portfolio, they also come with their own risks.

Specialty. As an alternative to traditional asset classes, these funds invest in assets like real estate, commodities or infrastructure. Specialty funds can be a possible source of positive returns when other asset classes are experiencing poor performance. But because they specialize, they also tend to be more volatile than other options.

[1] Diversification does not guarantee a profit or prevent a loss. Investment options are subject to market fluctuations, investment risk and possible loss of principal.

[2] Past performance does not guarantee future results.

Horizon's risk control side: Safeguards from dramatic market fluctuations



On Horizon's risk control side, for five years at a time, you have the option to link dollars to the upside potential of a market index and set a limit on loss. Available indexes include:

S&P 500. An index that tracks changes in market value for 500 major U.S. companies, and generally represents the performance of the U.S. stock market as a whole.

MSCI EAFE. An international equity index that measures the performance of developed markets outside the U.S. and Canada, including those in Europe, Australia and Southeast Asia.

For each index, you allocate between two risk control accounts—each with its own range of possible investment performance. The blend between the two determines your performance zone of upside potential and downside protection:

- **Secure Account** has a declared rate cap and a 0% floor. The return on dollars in this account can never be less than 0% or more than the current cap. These dollars are safe from market downturns and receive modest growth potential when the index performs well.
- **Growth Account** has a higher declared rate cap and a -10% floor. Dollars invested here can experience limited losses if the index is down, but when the index is up these dollars have more room to grow.

Your financial advisor can help you decide how much to allocate to each index and each risk control account in order to establish your zone—the maximum amount you're willing to lose vs. the maximum amount you could gain.


Sample S&P 500 Allocation
Secure Account
Growth Account
70%
30%
More money in Secure means
a narrower performance zone


Sample MSCI EAFE Allocation
Secure Account
Growth Account
20%
80%
More money in Growth means
a wider performance zone

The confidence of a wider horizon

With broader opportunities for diversification and risk control, you have the potential to benefit in times of strong market performance and limit losses on a portion of your dollars during market downturns. That helps boost confidence to drive for your goals and face whatever lies ahead. Consider a hypothetical example of a MEMBERS® Horizon portfolio at work in the charts to the right and on the following page.



60% Risk Control
40% Variable
S&P 500: 50%
MSCI EAFE: 50%
Growth Account: 50%
18% cap, -10% floor
Secure Account: 50%
7% cap, 0% floor
Growth Account: 100%
20% cap, -10% floor
Secure Account: 0%
9% cap, 0% floor
Bond: 50%
US Stock: 50%
S&P 500
MSCI EAFE
12.50%
20.00%
UPSIDE POTENTIAL
DOWNSIDE PROTECTION
-5.00%
-10.00%
YOUR PERFORMANCE ZONE

Hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1% and a bailout provision.


Dramatic Market Crash Followed by Volatility
Ongoing volatility. In the years after the crash, equity markets are up and down, with the biggest swings in international stocks. The mix of variable and risk control helps limit loss and capture gains.
CONTRACT VALUE
At issue
Year 1
Year 2
Year 3
Year 4
Year 5
Stock market crash. The S&P 500 and MSCI EAFE both fall dramatically, losing 40% to 50% of their value, but dollars on the risk control side are protected from significant loss with a downside floor. The variable side benefits from diversification between stock and bond funds, but without controls on risk, those dollars have further to fall.


Solid Market Performance for Several Years
CONTRACT VALUE
At issue
Year 1
Year 2
Year 3
Year 4
Year 5
Bull market. Stock markets deliver strong growth year after year. In some years, the S&P 500 and MSCI EAFE gain 25% or more, so returns on the risk control side reach their caps. On the variable side there are no caps to restrict gains. So dollars allocated to bond funds see modest growth, while stock funds see strong returns.

Why risk control matters

No one knows what the future holds. Perhaps the markets drop dramatically next year and then remain volatile. Or, maybe we see steady market growth for the next several years. It's anybody's guess. With the combination of broad diversification and risk control, our hypothetical Horizon portfolio, shown on the left, can help limit loss and deliver potential growth across different market scenarios.

These hypothetical examples assume a $100,000 initial purchase payment, no additional purchase payments and no withdrawals. Returns are net of contract fee on the risk control side and net of contract fee and weighted average fund fees on the variable side. Hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1% and a bailout provision.

- Variable subaccount value
- Risk control account value linked to MSCI EAFE
- Risk control account value linked to S&P 500



Options for every investor

Horizon gives you choices based on risk tolerance—whether you're a conservative, moderate or aggressive investor—as well as investment style:

- **Active funds** attempt to beat the market over time through security selection and market evaluation. These variable subaccounts employ sophisticated analytical techniques and may carry higher investment management fees as a result.
- **Passive funds** are lower cost subaccounts and often seek simply to match the performance of a market index. Other passive funds use strategic techniques to improve performance relative to index benchmarks.

As a way to balance costs and growth potential, many investors choose a blend of active and passive style funds for the variable side of their portfolio, or they may look to keep costs as low as possible by using only passive funds.

Not just an investment philosophy, but a guarantee[1]

Guarantees are usually associated with products that offer a fixed rate of return, like CDs. Consequently, in exchange for those guarantees, rates of return are usually quite low.

Conversely, stock-based investing is a different story. Indeed, even the most steadfast blue chips and conservative funds don't come with guarantees—for the hope of upside growth, there's the downside chance of market loss.

With MEMBERS® Horizon, a portion of your money—the portion you designate for the risk control side—is guaranteed against a loss level you determine.

[1] *All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.*

What kind of investor are you?	Active + Passive	Passive Only
Conservative	You want lower risks, safer choices and preservation of your investment. You hope for modest growth over the long-term, but don't like the idea of big swings from year to year. Perhaps you're nearing a financial goal or life milestone, so avoiding loss is important. You want the efficiency of some passive investments, but also the expertise that comes from actively managed funds.	Keeping risk at bay is your primary concern because preservation of your investment is important. You hope for modest growth over the long-term, but don't want the untamed ups and downs of the market. You seek to avoid short-term losses because important goals may be near. To help get the most out of every penny, you want the cost efficiency that comes from passively managed funds.
Moderate	You hope for moderate growth over the long-term, but don't like big swings from year to year. You seek a blend of risk and safety. Diversification remains important, but you can withstand some loss in a given year. You want a portion of your money in cost-efficient, passively managed funds, and another portion under active management.	Your goal is for steady growth over the long-term, but also to avoid volatility. Diversification can help power some growth without taking big risks. A passive management approach aligns with your goals to keep costs at a minimum.
Aggressive	Time may be on your side, so perhaps you're comfortable with the idea that more investment risk can bring higher return, even though it can also mean greater losses. Diversification, even across riskier investments, is important. With a long-term outlook and a tolerance for higher risk, you want to blend the cost efficiency of passive funds with money actively invested by money managers for greater growth potential.	You're comfortable with higher risks in return for better investment performance. You can accept some bigger bumps in the road and occasional losses. Perhaps you're still a long time away from your goals and simply want a more aggressive approach. Still, diversification is important to you. You want the cost efficiency of passive funds helping to put more of your dollars to work.



Designing your portfolio

A MEMBERS® Horizon variable annuity provides you a platform of nearly limitless possibilities to create the investment strategy that's right for you.

Custom portfolios

Horizon's broad range of investment options lets you customize a portfolio to meet your personal goals. Choose among nearly 50 variable subaccounts all managed by professional investment managers, carefully chosen as specialists in specific asset classes and investment objectives. Then smooth out market volatility with index-linked growth by protecting the downside with your risk control accounts.

Express portfolios

While you can customize Horizon any way you like, we also offer six ready-made express portfolios matched to different risk attitudes and investment styles. Express portfolios provide convenient pre-determined allocations for every level. You can simply select an express portfolio to set your allocations, or use one as a starting point for designing your own custom portfolio.

Allocating your money

When you purchase MEMBERS® Horizon, you'll make four important portfolio decisions:

- **Contract (Level C):** How much money will you invest and how will it be split between the variable side and risk control side?
- **Variable (Level V):** On the variable side, which specific funds will you choose among the different asset classes, and how much will you allocate to each?
- **Index (Level I):** On the risk control side, what percentage will you link to the performance of each index?
- **Risk Control (Level R):** Within each index, where will you set the upside cap and downside floor? This decision will determine your allocations to the Growth and Secure accounts.

Getting started

When your MEMBERS® Horizon contract is issued, the portion of your purchase payment allocated to the variable side is immediately applied to your selected subaccounts. The portion allocated to risk control earns interest in a holding account until the next available risk control account start date. Once begun, risk control dollars are linked to index performance for a five-year period. With each side in place, your investment strategy is set into motion.

Then, at specific times, you can adjust your contract values:

Level	Reallocate	Transfer	Automatic Rebalance
Contract	On risk control account maturity date (5 years after start date)	On risk control account maturity date (5 years after start date)	On risk control account maturity date (5 years after start date)
Variable	Any time after issue	Any time after issue	On contract anniversary and on risk control maturity date (5 years after start date)
Index	On risk control account maturity date (5 years after start date)	On risk control account maturity date (5 years after start date)	On risk control account maturity date (5 years after start date)
Risk Control	On risk control account anniversary	On risk control account anniversary	On risk control account anniversary

Rate caps over time

Rate caps—the maximum you can earn each year on dollars in each risk control account—are determined on the risk control account start date and guaranteed for one year. Then, on each risk control account anniversary, caps are declared based on current market conditions and guaranteed annually, subject to a minimum of 1.00%. While rate caps can be adjusted, we strive to maintain the same caps from year to year until your risk control account matures, five years after the start date. At maturity, you may begin a new five-year risk control period.



Additional flexibility and benefits

Series B or C

MEMBERS® Horizon is designed as a long-term investment, with its growth potential best realized over time. Investors are different, though. Some are comfortable with the long view. Others want to know they can easily access money whenever it's needed. Horizon offers options for both.[1]

A Horizon Series B contract costs less in exchange for limited access to early withdrawals. A Series C contract costs slightly more but provides full access to your contract value without surrender penalty.[2]

Flexible payments

Horizon's minimum initial purchase payment is $5,000 and you may add payments as low as $50 any time before you turn 85, to help build your savings. During the five-year risk control account period, any additional purchase payments are allocated according to your variable subaccount percentages. Then, in the 30 days before your risk control account matures, you may make additional payments to the risk control side of your contract.



Guaranteed retirement income[3]

After two years, if you're ready to begin receiving retirement income from your annuity,[4] you have options to convert your savings into a stream of income payments:

- **Installment** payments guaranteed for any period from 10 to 30 years.
- **Life income** with steady monthly payments guaranteed for your lifetime.
- **Joint life income** guaranteed for the lifetime of both you and a loved one.

Death benefit

Horizon helps protect your loved ones with a death benefit. At death, your named beneficiary receives the full value of your contract, without surrender charge or market value adjustment. Beneficiaries have options for how they receive this benefit, and a spouse may even be able to continue the Horizon contract.[5]

[1] Series B and C contracts may not both be available in all states or with all broker/dealers. Series C contracts are not available in Maryland.

[2] A market value adjustment may still be assessed for withdrawals from the risk control accounts of a Series C contract.

[3] All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.

[4] In Florida, income can begin one year after issue.

[5] In Illinois and New Jersey, civil union partners or domestic partners, depending on state law, are recognized as spouses to the extent allowed under federal tax law. In New Jersey, partners may continue the Horizon contract for up to five years. Consult a licensed tax professional for tax advice.



The power of tax deferral[1]

Taxes can have a big impact on the growth of your retirement savings. Annuities are tax-deferred insurance products, so dividends, capital gains and interest income can grow until it's time to tap into your savings. You also have the freedom to adjust allocations or make other investment changes—and postpone taxes—until you take a withdrawal or begin the income payout period. When investing for the long-term, tax deferral can be a powerful force.



$180,611
Taxable account
$219,112
Tax-deferred annuity[2]

Power of Tax-Deferred Savings[3]
Growth of $100,000 over 20 years at 4%

This shows the benefits of tax deferral and compounding interest. This comparison is between a tax-deferred annuity and a fully taxable investment. The example assumes an interest rate of 4% and a federal tax rate of 25%. The tax-deferred example does not reflect taxes due on earnings once they are distributed.

Available plan types

In addition to a purchase with after-tax dollars (non-qualified), Horizon can also be purchased as a traditional IRA, Roth IRA, SEP IRA, beneficiary IRA or non-qualified beneficiary stretch contract. If you are considering purchasing Horizon as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. Ask your advisor for more information about these options.

Required minimum distributions

If you need to withdraw money as a required minimum distribution (RMD) on your IRA beginning at age 70½, you may enroll in our automatic RMD program and then take withdrawals from Horizon without charges or adjustments.

[1] *This brochure provides a brief description of tax topics and is not intended to provide tax advice. For tax or legal advice, contact a licensed professional.*

[2] *Any money in a tax-deferred annuity will be taxed upon withdrawal. Changes in tax rates and the tax treatment of investment earnings may impact comparative results. Investors should consider their personal investment horizon and income tax brackets (both current and anticipated) when making an investment decision, since these factors may further impact the results of the comparison.*

[3] *As a hypothetical comparison, this chart does not indicate or represent actual guaranteed future values and does not include any charges for early surrender, which would reduce account value. The taxable example shows income taxes paid annually. Taxes on annuity interest earned are due only when you choose to receive an income or make a withdrawal. Withdrawals from an annuity prior to age 59½ may be subject to a 10% IRS penalty. There are no additional tax benefits when an annuity is purchased as an IRA or other tax-qualified plan, since those plans already provide tax-deferred status. Annuities should be purchased as a qualified plan for the value of features other than tax deferral.*



The facts about fees

MEMBERS® Horizon has been designed to deliver investment flexibility and risk control at a reasonable price.

- **Contract fee** pays for all of Horizon's features and benefits—everything from the ability to set a personal limit on market risk, to the option to convert savings into lifetime income when the time is right. Other annuities charge extra up-front fees or service charges to pay for the contract. Horizon does not.

- **Fund fees** pay for the investment management of just those variable subaccounts you choose. By using institutional share classes with lower distribution expenses, Horizon's fund fees have been significantly reduced.

The result is a total annual "all-in" fee that lets you control costs while you customize your investment strategy.

Using our **Conservative | Active + Passive** express portfolio, with 20% allocated to the variable side, as an example:

MEMBERS Horizon	Series B	Series C
Contract fee	<1.50%>	<1.75%>
Average fund fees *(20% variable)*	<0.43% *(0.09%)*>	<0.43% *(0.09%)*>
"All-in" fee	<1.59%>	<1.84%>

Contract fee is assessed as a percentage of total contract value. Fund fees are as of <5/1/16> and are assessed as a percentage of value in each variable subaccount. All fees are deducted as part of the calculation of daily values. "All-in" fees do not include any applicable fees for transfer of contract value between subaccounts.

Withdrawals

With a Series B contract, you can withdraw up to 10% of purchase payments annually free of surrender charge. Withdrawals in excess of 10% are assessed surrender charges based on the number of years since each purchase payment was made. Series C contracts have no surrender charges.

In order to preserve your risk controls as long as possible, withdrawals are taken first from Horizon's variable side. Once your variable subaccount value has been depleted, withdrawals are then taken from the risk control side. Risk control account value may also be withdrawn without charge or adjustment on the risk control account maturity date. Remember, withdrawals reduce your contract value and death benefit. They are also subject to ordinary income tax and, if taken before age 59½, may be subject to a 10% federal tax penalty.

Year of purchase payment	1	2	3	4	5	6+
Surrender charge (for Series B only)	9%	9%	8%	7%	6%	0%

Market value adjustment

A market value adjustment (MVA) will be applied to amounts withdrawn from risk control accounts. The MVA can increase or decrease the withdrawal amount, depending on how interest rates have changed since the risk control account start date.

Access in times of need[1]

If you are confined to a nursing home or hospital for more than 180 days, or have received a diagnosis of terminal illness with life expectancy less than 12 months, you may withdraw values without surrender charges.

Bailout provision

A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may transfer your value from that risk control account to the variable subaccounts. You'll have 30 days after your risk control account anniversary to make this withdrawal.



[1] In Pennsylvania, confinement period is 90 days for nursing home and 30 days for hospital care. In California, facility or home care has no waiting period and is available for full surrender only. Massachusetts does not offer nursing home or hospital waiver, and terminal illness is 24 months for full surrender only. In Washington, terminal illness is 24 months. New Jersey does not offer terminal illness waiver.



Committed to your future

A tradition built on reaching goals

MEMBERS® Horizon is underwritten by MEMBERS Life Insurance Company (MEMBERS Life), a wholly owned indirect subsidiary of CMFG Life Insurance Company (CMFG Life) and part of CUNA Mutual Group. That means it shares in a long-standing commitment to high-quality retirement products and services that help our customers move confidently into the future.

Back in 1935, our founders established some important traditions: Offer straightforward products and back them up with strength. Make them approachable and easy to purchase. Do things right. Today, building on our mutual company heritage, those same ideals provide unwavering guidance as CUNA Mutual Group serves millions of customers, advisors and financial institutions worldwide.

Leveraging strength

A strong financial foundation is how we deliver on our promises. It's built into the products we offer and rooted in the service we provide. It means steadfast dependability in the present, and proven stability for the future.

As of December 31, 2015, financial records of CMFG Life, a Fortune 1000 company, indicated $15.483 billion in assets, $13.624 billion in liabilities and $1.858 billion in policyowner surplus. Financial records of MEMBERS Life indicated $1.008 billion in assets, $0.986 billion in liabilities with $22 million in policyowner surplus.

MEMBERS Life is rated A (Excellent), third-highest rating out of 16, by A.M. Best as of January 2016. In addition, Moody's Investors Service provided financial strength ratings of A2 to MEMBERS Life. The A2 rating ranks sixth-highest out of 21 ratings.

And supporting the markets we serve

Our commitment to customers goes well beyond the products we offer. Through the CUNA Mutual Foundation, we routinely support local programs for at-risk youth. In addition, our employees give their time to local volunteer projects through United Way, Boys and Girls Club, Urban League, Habitat for Humanity and other community organizations. In 2015 alone, the company donated more than $2 million in support of our communities, with another $500,000+ raised entirely by our employees and staff.

Explore the possibilities

When markets become increasingly volatile, they're much harder to handle—especially as you strive for specific savings goals. MEMBERS® Horizon gives you the opportunity to broadly diversify your investments, choose how much of your money to protect from market volatility and set the exact level of that protection. It's not just an investment platform, it's a new horizon.

IMPORTANT DISCLOSURES

Annuities are long-term insurance products designed for retirement purposes. Many variable annuities, including the MEMBERS® Horizon, offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. A current prospectus for the MEMBERS® Horizon should either precede or accompany this brochure. Before investing, consider the annuity's investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. **All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.** Withdrawals may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. The range of fees and charges for the MEMBERS® Horizon includes a contract fee of 1.50% to 1.75%, surrender charges of 0% to 9% and management fees that vary by Variable subaccount investment option.

Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by Index and by Risk Control account and can be adjusted annually on Risk Control account anniversary, subject to a minimum rate cap of 1.00% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may transfer your value from that risk control account to the variable subaccounts. You'll have 30 days after your risk control account anniversary to make this transfer.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

There is no guarantee that the S&P 500 Index or MSCI EAFE Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an Index. If we substitute an Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the performance of your Risk Control accounts. We will not substitute an Index until approved by the insurance department in your state. We reserve the right to add or substitute a Risk Control account. We will notify you of any change in a Risk Control account or Index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your Risk Control account anniversary.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by CMFG Life Insurance Company (CMFG Life). MEMBERS Life is a wholly-owned indirect subsidiary of CMFG Life. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life Insurance Company. MEMBERS® Horizon is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies.

MEMBERS® Horizon is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with CMFG Life Insurance Company and any related products.

Insurance products are issued by MEMBERS Life, 2000 Heritage Way, Waverly, Iowa 50677. Variable products are underwritten and distributed by CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor. MEMBERS Insurance & Investments is the marketing name for products offered by MEMBERS Life and other leading carriers. **Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by the financial institution.** All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers. Base policy forms 2015-VA-B and 2015-VA-C.



Today's new normal is market volatility.

Together with your advisor, we invite you to explore the possibilities of diversification, growth potential and risk control.